December 1, 2008

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


WALL ST
BROAD ST

Financial Markets in Review
October 2008

In October, domestic equity markets experienced their worst monthly performance since October 1987. The broadening global financial crisis and weakening economic data contributed to already difficult investor psychology. For the month, most broad domestic equity indices declined from -17% to -22%.

The advance estimate of third quarter real U.S. GDP growth was -0.3%, slightly better than the consensus estimate of -0.5 percent. In total, third quarter real GDP declined by a relatively modest $7.4 billion. The biggest subtractions from third quarter figures were: consumer spending, which took away -$66.1 billion driven by very weak durable goods spending; residential investment, which subtracted -$19.1 billion; and nonresidential fixed investment, which declined by -$3.5 billion. These subtractions from GDP were largely offset by: net exports, which contributed $31.3 billion; a slowing pace of business inventory liquidation, which added $12.1 billion; and government spending, which, driven largely by a large boost in defense spending, increased $29.4 billion.

Payroll figures continue to decline at a pace greater than expected. In recently released data, the economy lost -240,000 nonfarm jobs, which was significantly worse than the expected -200,000. Additionally, job loss data for the previous two months were revised downward by -179,000. Unemployment now stands at 6.5% and likely will exceed 8.0% at the cyclical peak.

Consumer spending, which accounts for roughly 70% of GDP, declined by -3.1% in the third quarter, as the residual positive impact of the tax rebates abated. Given the weak jobs outlook for the fourth quarter, we expect consumer spending to remain quite anemic and we anticipate little help from most of the other major components of GDP, with the possible exception of net exports. As a result, we have revised down our estimate of fourth quarter real GDP growth from -1.5% to -3.5%.

Prior to the stock market decline of September and October, many consumers experienced a loss of wealth as a result of the weakness in residential real estate values that unfolded over the past eighteen months. With the sharp correction that has occurred in equity markets over the last two months, consumer confidence has been hitting lows not previously experienced since the data has been collected. If there was any doubt previously, it is now clear that the U.S. economy is in the midst of a recession, which is likely to be at least as significant as the recession of 1981-82. The only questions remaining to be determined are the starting and ending points, which will be pronounced well after the fact by the National Bureau of Economic Research.

The good news is that it is quite possible the current recession began in the early part of 2008, or even in late 2007. This may well mean that we are nearing the end of the current cycle of economic contraction. One positive development for consumers is that the sharp correction in commodity prices, particularly energy prices, is effectively providing a tax cut for most households. As mentioned previously, we have revised down our projections for fourth quarter GDP growth. Notwithstanding this revision, we still expect the fourth quarter to mark the bottom of the contraction phase. We continue to expect the first and second quarters of 2009 to show negative economic growth, but at a successively lessening pace.

Thanksgiving Holiday

Sit Mutual Funds will be closed on Thursday, November 27th in observance of Thanksgiving.

Transactions received after 3:00 p.m., Central Time on Wednesday, November 26th, will be processed on Friday, November 28th due to the close of the New York Stock Exchange on November 27th.

Investor Service Representatives will be available normal hours (7:30 a.m. - 5:30 p.m.) on Friday, however due to the early close of the New York Stock Exchange, transactions received after Noon, Central Time will be processed on Monday, December 1st.

October Performance Returns Available

Sit Mutual Funds' October 2008 performance returns are available. To view the results go to the Performance page.

2008 Year-End Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 19th (to shareholders of record on December 18th). This year's distribution estimates are available online.


INVESTOR'S BUSINESS DAILY
Core Inflation Cools, Giving Fed Options As Economy Slows
Firms Pour Cash Into Buybacks Rather Than Capital Spending

Recent Investor's Business Daily Article

On July 31st, Investor's Business Daily featured an article on the Sit Mid Cap Growth Fund. The article, Strong Principles Translate to Growth, is available online.

Money Market News

Details about the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds is available on the Money Market page.



Eugene Sit
1938 - 2008

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Investment Professionals

Roger J. Sit

Chairman, Chief Executive Officer, President and Global Chief Investment Officer



Roger Sit joined the organization in January 1998 and worked closely with firm founder Gene Sit for over ten years. Roger directs investment management activities for Sit Investment Associates, a diverse financial asset management firm with capabilities in both domestic and international investment products. Prior to joining the firm, Roger was a Vice President and Senior Equity Research Analyst at Goldman Sachs & Co. in New York for seven years. Additionally, he served six years as a Captain in the U.S. Air Force with financial management responsibilities at Headquarters Space Division. Roger graduated with Military Distinction from the U.S. Air Force Academy in 1984. He earned a M.S. in Systems Technology from the University of Southern California in 1987 and an M.B.A. with honors from the Harvard Graduate School of Business in 1991. He is currently serving on the board of Convergent Capital.

Roger Sit is a portfolio manager of the following Funds:

- Sit Large Cap Growth Fund
- Sit Dividend Growth Fund
- Sit International Growth Fund
- Sit Developing Markets Growth Fund

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December 1, 2008

Roger Sit | Michael Brilley | Equity | Fixed Income | Mutual Funds

Michael C. Brilley

President and Senior Fixed Income Officer



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.5 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market mutual funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. in Business Administration from Millikin University in 1967.

Michael Brilley is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Money Market Fund
- Sit High Income Municipal Bond Fund

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

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Roger Sit | Michael Brilley | Equity | Fixed Income | Mutual Funds



Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Kent joined Sit Investment Associates in January 1989. He is currently responsible for co-managing the Sit Dividend Growth Fund and provides fundamental research on companies in the capital goods, financial, transportation and education sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions at SIA including client administration and computer applications before joining the equity research staff in 1993. Kent received a B.S. in Finance in 1989 from the University of Minnesota and earned an M.B.A. from the University of Minnesota Carlson School of Management in 1995.

Kent Johnson is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund
- Sit Dividend Growth Fund



Ronald D. Sit, CFA

Vice President - Research & Investment Management

Ron joined Sit Investment Associates in July 1984. His current responsibilities include investment research on consumer-oriented companies in the consumer non-durable, commercial services and retail sectors. Ron's prior work experience includes approximately two years with the Gelco Corporation where he worked for both the company Treasurer and Controller. In addition, he worked as a Research Assistant with Piper Jaffray. Ron received a B.A. degree from Northwestern University in 1981 and, in 1984, earned an M.M. from the J.L. Kellogg Graduate School of Management in the areas of finance, managerial economics and managerial accounting. He serves on the boards of the Saint Paul Chamber Orchestra, Private School Young Life and the President's Cabinet of the Northern Star Council, BSA.

Ron Sit is a portfolio manager of the following Fund:

- Sit Large Cap Growth Fund



David A. Brown, CFA, CPA

Vice President - Research and Investment Management & Director of Client Services

Dave joined Sit Investment Associates in July 1997. His current equity research responsibilities include the media, consumer durable and consumer services sectors, and researching accounting issues. Additionally, he is responsible for supporting the firm's institutional equity business development and client service initiatives. Prior to joining the firm, Dave held a variety of positions with KPMG Peat Marwick LLP. While at KPMG, between 1986 and 1992, Dave managed a variety of client relationships and specialized in providing technical accounting and advisory services on GAAP, SEC, and financial reporting issues to corporate clients. From 1992 through 1997, he specialized in mergers and acquisitions and capital market transactions. He joined KPMG in 1986 after receiving his B.B.A. in Accounting from the University of North Dakota.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

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Service Professionals
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Robert W. Sit, CFA

Vice President - Research & Investment Management

Rob joined Sit Investment Associates in February 1993 as a member of the technology research team. His primary responsibilities include performing investment research on software, networking equipment and computer services companies. Prior to joining the domestic equity research team, Rob worked for SIA's affiliate, Sit International (Sit/Kim), as a research associate. Rob received a B.A. degree in Economics and History from DePauw University in 1991 and earned an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management in 2002. He currently serves on the board of the Minnesota International Center.

Rob Sit is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund



Michael J. Stellmacher, CFA

Vice President - Research and Investment Management

Mike joined Sit Investment Associates in January 2001. His investment research responsibilities include energy-related companies. Prior to joining SIA, Mike spent ten years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin- Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.

Mike Stellmacher is a portfolio manager of the following Funds:

- Sit Large Cap Growth Fund
- Sit Small Cap Growth Fund
- Sit Dividend Growth Fund



Raymond E. Sit

Vice President - Research and Investment Management

Raymond joined Sit International (Sit/Kim) in 1992 and is responsible for research and portfolio recommendations for investments in Latin America, emerging Europe and Asia ex-Japan. Prior to joining Sit International, Raymond was a cost analyst with Tecolote Research, Inc. in their Aerospace Cost Consulting Practice. During the summers of 1983-1986, he worked as a research associate for Sit Investment Associates while attending college. He received a B.S. in Economics with a minor in statistics from the University of Minnesota in 1987 and an M.B.A. from Pepperdine University in 1990.

Ray Sit is a portfolio manager of the following Fund:

- Sit Developing Markets Growth Fund



Denise A. Anderson

Equity Research Analyst

Denise joined Sit Investment Associates in November 2008. She is responsible for fundamental research on companies in the global healthcare sector. Prior to joining SIA, Denise spent ten years as a sell-side healthcare analyst, working for Kepler Capital Markets, Bank Julius Baer and Bank Sarasin, all based in Zurich, Switzerland. She served as head of the healthcare teams since 2002. Prior to her career in the financial world, Denise was employed for close to ten years in the research departments of Roche and BASF, work which earned her a number of patents. Denise received a B.A. in chemistry from the University of Minnesota, Morris in 1983, a Ph.D. in organic chemistry from The Johns Hopkins University in 1989 and an M.B.A. from Duke University in 1997.



John M. Bernstein

Equity Research Analyst

John joined Sit Investment Associates in March 1995. He currently provides fundamental research on both domestic and global financial companies. Prior to joining SIA, John was an equity research analyst for an investment advisory firm. He received a B.A. degree from Carleton College in 1986 and an M.B.A. in Finance and Marketing from the University of Minnesota Carlson School of Management in 1992.

John Bernstein is a portfolio manager of the following Fund:

- Sit Balanced Fund



Stacey M. Curme

Equity Trader / Equity Research Analyst

Stacey joined Sit Investment Associates in December 1993. She currently serves as an equity trader for the domestic and international markets. Stacey also works as a research associate to the Global Chief Investment Officer. She spent five years in client servicing in both the Sit Mutual Fund group and client administration before joining the equity research team. Stacey received her B.S. degree in Finance and Banking in 1993 and M.B.A. in 2001 from the University of Minnesota Carlson School of Management.



Joseph R. Eshoo

Equity Research Analyst

Joe joined Sit Investment Associates in January 2008. His investment research responsibilities are focused in the telecommunication services and equipment area. Prior to joining SIA, Joe was a Senior Analyst/Portfolio Manager at HighMark Capital Management covering the Information Technology and Telecommunication Services sectors. He has over nine years of sell-side Senior Analyst experience at A.G. Edwards & Sons, Rodman & Renshaw and Zacks Investment Research. He received a B.S. in Electrical and Electronics Engineering from Marquette University in 1982, a Masters in Engineering Management from Northwestern University in 1988 and an M.B.A. with a concentration in Finance and specialization in International Business from the University of Chicago in 1991. Prior to the career change into the investment industry, Joe worked within the avionics defense industry for nine years as a radar jamming systems design engineer primarily at Northrop Corporation.



Matthew T. Loucks, CFA

Equity Research Analyst

Matt joined Sit Investment Associates in February 2005. He is currently responsible for fundamental research on companies in the healthcare sector. Prior to joining SIA, Matt spent four years at William Blair Investment Management in Chicago, following the healthcare sector. Prior to business school, Matt spent four years in the investment banking industry as an analyst in the Equity Capital Markets group at JP Morgan and as an associate in the Financial Sponsors group at Banc of America Securities. He received an A.B. in Economics from the University of Chicago in 1995 and an M.B.A. from the University of Chicago's Graduate School of Business in 2001, with concentrations in finance, strategy and accounting.

Matt Loucks is a portfolio manager of the following Funds:

- Sit Small Cap Growth Fund
- Sit Mid Cap Growth Fund



Janet K. Kinzler

Equity Research Analyst

Janet joined the organization in August 2001. She is a member of the global equity investment team focusing primarily on Europe and Canada. Janet has more than 20 years of experience in business and financial analysis. Prior to joining SIA, she was a Principal at SCA Consulting in Chicago. Additionally, she was a Vice President at Credit Suisse First Boston in London where she was a sell-side investment analyst covering European airlines. She earned a B.B.A. degree from the University of Michigan in 1986 and an M.B.A in Finance and Multinational Management from the Wharton School at the University of Pennsylvania in 1992. Janet serves on the boards of the global Wharton Alumni Association and the Guthrie Theater Business Council.

Janet Kinzler is a portfolio manager of the following Fund:

- Sit International Growth Fund



Tasha M. Murdoff

Equity Research Analyst

Tasha joined Sit Investment Associates in November 1995. She is currently a member of the global equity investment team responsible for fundamental research on companies located within Europe, Canada, and emerging markets along with providing quantitative research for international and global portfolios. Tasha began in Sit Mutual Funds before transferring to SIA marketing in September 1998 and to equity research in 2000. She received a B.A. in Business Administration with an emphasis in finance from Augsburg College in Minneapolis in 1997 and an M.B.A. from the University of St. Thomas in 2002.

Tasha Murdoff is a portfolio manager of the following Fund:

- Sit International Growth Fund



Ningning Tang

Equity Research Associate

Ningning joined Sit Investment Associates in November 2007. She is a generalist, currently researching stocks in the greater China region. Prior to SIA, Ningning was an associate equity analyst covering technology stocks with Craig-Hallum Capital Group from 2005 to 2007. She also worked at Peregrine Capital Group from 2004 to 2005. In addition, Ningning worked 6 years at Prima Pacific Inc. in Beijing China as a business analyst. She received a B.A. from Beijing Second Foreign Language Institute in 1992 and an M.B.A. from the University of St. Thomas in 2004. Ningning passed all three levels of the CFA examination and is fluent in Mandarin.



William F. Wanner, III

Equity Research Associate

Bill joined Sit Investment in January 2008. He currently is responsible for quantitative and fundamental research on the healthcare services industry. Prior to joining SIA, Bill worked as an analyst at the London private equity firm, Massie & Co. He also worked at Wellington Management for four years as an equity research assistant working in both the Global Equity Research Department and on the Value Mutual Fund Team. Bill received a B.A. in Economics from Trinity College and an M.B.A. from the Fuqua School of Business at Duke University.



Brad W. Meyer

Equity Trader / Equity Research Assistant

Brad joined Sit Investment Associates in January 2001. He currently serves as an equity trader and maintains some equity research responsibilities. He worked for three years in the client administration area before joining the equity research team. Prior to joining SIA, he worked as an investment accountant for Investment Advisors Inc. in Minneapolis. Brad graduated with a B.A. in Finance from Gustavus Adolphus College in December 1998 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2008.



Matthew J. Michalik

Equity Research Assistant

Matt returned to Sit Investment Associates in June 2008. He is a generalist, providing research support and quantitative analysis to the equity research team. Prior to re-joining SIA, Matt worked for UnitedHealth Group as a senior business analyst within OptumHealth. Matt was previously employed at SIA as an equity research intern and equity research assistant from April 2006 to July 2007. He received a B.A. in Finance and Economics from the University of St. Thomas in 2006 and is currently a CFA candidate.



Nicholas D. Tich

Equity Research Assistant

Nick joined Sit Investment Associates in March 2005. He currently works with the equity research team, performing portfolio analysis and other quantitative tasks. Nick began as an intern in Sit Mutual Funds before transferring to the equity research area. He received a B.S. in Mathematical Economics from the University of St. Thomas in May 2008.



Peter L. Mitchelson, CFA

Vice Chairman (Retired)

Peter was a founding principal of Sit Investment Associates. He retired in March 2008 and is serving as a consultant to the firm. Before joining Sit Investment in August 1981, Peter served as Senior Vice President - Portfolio Management and Client Services for IDS (American Express Financial) Advisory in Minneapolis, where he was responsible for managing approximately $300 million in equity assets for client portfolios. In addition, he directed the marketing of the firm's services. Prior to joining the IDS organization in early 1978, he spent ten years with an investment counseling firm in Montreal which specialized in pension fund management. Peter has educational and investment experience in Switzerland, Canada, and the United States, obtaining a BComm degree from the University of Toronto in 1964 and an M.B.A. from the Harvard Graduate School of Business Administration in 1966. He currently is serving his second term as a board member of the Minnesota Council on Economic Education and is a Trustee of Westminster Presbyterian Church in downtown Minneapolis.



Edward M Giles, CFA

Advisory Director

Ed is a managing member of GME Capital LLC since 2005. He was Chairman of The Vertical Group, Inc., an investment fund administration company from 1989 through 2006, and now serves as its Chairman Emeritus. Mr. Giles was previously President of F. Eberstadt & Co., Inc., a securities firm. He also serves on the Board of Directors of Tepha, Inc. Ed received a B.Ch.E. from Princeton University, and an S.M. in Industrial Management from Massachusetts Institute of Technology (MIT).



Andrew B. Kim, CFA

Advisory Director

Andy began his investment career over 30 years ago with F. Eberstadt & Co. In 1971 he was named Vice President, was appointed Director of Institutional Sales in 1977, and became Director of Research in 1978 for the Institutional Brokerage Division and Eberstadt Asset Management. He was selected to the Institutional Investor All American Research Analyst (airlines) Team for 12 years since its inception. Following the acquisition of F. Eberstadt by Robert Fleming, Inc. in 1985, he served as Executive Vice President and Director of Robert Fleming. In 1989, Andy co-founded Sit International (Sit/Kim), a joint venture with Sit Investment Associates and The Fremont Group (formerly Bechtel Investments). Andy is a native of Seoul and attended Seoul National University, Seoul, Korea. After moving to the United States in 1956, he was awarded a B.A. from Adelphi University in 1960 and an M.B.A. from Cornell University in 1963. Andy serves as a Director for several companies including Peregrine Indonesia Fund and two Seoul, Korea-based companies, Dong-A Venture Investment and Ilshin Investment Corporation. In the U.S. he serves on the Board of Airborne Express and the Advisory Board of the Korea Economic Institute of America. He is also a trustee of The Asia Society.

Important Legal Information

December 1, 2008

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
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Roger Sit | Michael Brilley | Equity | Fixed Income | Mutual Funds



Debra A. Sit, CFA
Senior Vice President and Senior Portfolio Manager

Debbie Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from the University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a finance specialization with concentrations in accounting and policy. She currently serves on the boards of the University of Minnesota Foundation, Ordway Performing Arts Center and VocalEssence.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit High Income Municipal Bond Fund



Bryce A. Doty, CFA
Senior Vice President and Senior Portfolio Manager

Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for short duration accounts. Bryce's seven years of experience with Minnesota Mutual include two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in physics and psychology from Hamline University. He completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in 1992.

Bryce Doty is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Balanced Fund



Mark H. Book, CFA, CMA
Vice President and Portfolio Manager

Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to joining SIA, Mark spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, he worked as a fixed income portfolio manager at Northwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation (now ING) for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1987. In 1992 he completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management.

Mark Book is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Money Market Fund



Paul J. Jungquist, CPA, CFA
Vice President, Fixed Income Credit Analyst and Senior Fixed Income Portfolio Manager

Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit High Income Municipal Bond Fund



Christopher M. Rasmussen, CFA
Research Analyst

Chris joined Sit Investment Associates in February 1999, joining Sit Fixed Income in September 2002. His responsibilities include securities analysis and portfolio management, with an emphasis on taxable bond portfolios. Chris received a B.S.B. in Finance with a minor in economics from the University of Minnesota Carlson School of Management in 2001. In 2004, he received an M.B.A with dual concentrations in finance and strategic management, also from the University of Minnesota Carlson School of Management.



Todd S. Emerson, CFA
Research Associate

Todd joined Sit Investment Associates in July 2006. His responsibilities include credit research and analysis on individual fixed income securities. Previously he spent over six years in various strategic finance roles at Thomson West and US Bank, as well as almost four years in public finance and treasury at RBC Dain Rauscher. In 1991, Todd received a B.B.A. in Economics from the University of Wisconsin-Eau Claire. He completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in 1994.



Matthew T. Hilliard, CFA
Research Associate

Matt joined Sit Investment Associates in October 2007. His responsibilities include credit research and analysis on individual fixed income securities. Prior to joining SIA, he spent two and a half years as a valuation analyst with Stonehill Group, and one year as a corporate trust analyst for US Bank. Matt received B.A. degrees in Finance and Economics from the University of Wisconsin - La Crosse in 2002 and is currently pursuing an M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management with commencement expected in May 2008.



Jessica A. Mahlberg
Research Associate

Jessica joined Sit Investment Associates in September 2007. Her responsibilities include research, analysis and trading of mortgage securities. Prior to joining the fixed income team Jessica worked in corporate trust at Wells Fargo Bank for five years, specializing in municipal debt and student loan securities. She received her B.A. (Magna Cum Laude) in Finance and Computer Science from the University of St. Thomas in 2000 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2006.



Eric T. Nelmark
Research Associate

Eric joined Sit Investment Associates in August 2004. His responsibilities include credit research and analysis on individual fixed income securities. Prior to joining SIA he spent almost six years at Investment Advisers, Inc. (now Paladin Investment Associates). Eric spent time in several areas including mutual fund accounting, finance, and equity trading. In 1998, he received his B.A. in Business Administration from Bethel University with concentrations in accounting and finance and an M.B.A. from the University of St. Thomas in 2005.



Kevin P. O'Brien, CFA
Municipal Bond Trader

Kevin returned to Sit Investment Associates in August 2008. He currently is responsible for trading municipal bonds. He originally joined the firm in October 1997 and spent three years in client administration before joining the equity research team where he was responsible for trading domestic and international equities in addition to performing quantitative research. He left the firm in June 2005 to work full-time for the Army National Guard and prepare for a deployment to Iraq as an Air Assault Company Commander and UH-60 Blackhawk helicopter pilot from which he returned in the summer of 2008. Kevin received a B.A. in Economics and Business Administration with a concentration in Financial Management from the University of St. Thomas in 1997.



Brendan J. O'Sullivan
Research Assistant

Brendan joined Sit Investment Associates in June 1998. His primary responsibilities include database management for fixed income credit research, both taxable and tax-exempt money-market trading activities, and credit research and analysis on individual fixed income securities. Brendan received his B.A. from the University of Colorado in 1995 and received his M.B.A. with a concentration in finance from the University of St. Thomas in 2006.



Michael J. Reich
Research Assistant

Michael joined Sit Investment Associates in March 2004. His primary responsibilities are to provide assistance in the analysis and trading of fixed income securities. Michael worked for Sit Mutual Funds before joining Sit Fixed Income in December 2006. He received a B.A. in Business Administration-Finance with a minor in economics from the University of St. Thomas in 2005, and is currently pursuing an M.B.A. at the University of Minnesota Carlson School of Management. Mike has passed all three levels of the CFA Program and may be eligible for the CFA charter upon completion of the required work experience.



Marci A. Lorge
Senior Client Administrator & Money Market Trader

Marci joined Sit Investment Associates in April 1988 after serving as Operations Manager at IRI Securities. She is currently responsible for both taxable and tax-exempt money market trading and serves as portfolio assistant for the fixed income traders. Prior to that she worked for Miller & Schroeder Financial in operations. She received a B.S. in Business Administration and French with a minor in economics from the University of Wisconsin, Steven's Point in 1978.



Brian R. Gilbert
Computer Decision Support Associate

Brian joined Sit Investment Associates in August 1994. Brian is currently responsible for developing and running the quantitative analytical tools for fixed income portfolio management. Before joining the fixed income team, Brian worked in operations for Sit Investment as a client administrator. Prior to joining SIA, he spent more than two years with Norwest Mortgage, Inc. in the mortgage pooling division. Brian received a B.S. in Management and a B.S. in Computer Information Systems from Northwestern College in 1990.

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December 1, 2008

Roger Sit | Michael Brilley | Domestic Equity | Fixed Income | Mutual Funds



Rick B. Schuett, CFA

Rick is Sit Mutual Funds Manager of Investor Services and is a limited principal with Sit Mutual Funds. He is responsible for all investor services, including the transfer agent relationship, and is liaison to financial intermediaries. Rick also oversees direct sales. Rick is a graduate of St. Cloud State University and completed his CFA in 2001. He is Series 7 licensed. Prior to joining Sit Mutual Funds in 1995, Rick was with IDS Financial Services and Textron Financial.



Steven P. Benjamin, CEBS, CRPC

Steve is Manager of Advisor and Retirement Plan Services for Sit Mutual Funds. His work includes servicing financial advisors, retirement plan participants and administrators. Steve specializes in retirement plans, including IRAs, SEPs and others. He is a graduate of Hamline University and is Series 7 licensed. Before joining Sit Mutual Funds, Steve worked in retirement plan administration at American Express Financial Advisors and Minnesota Mutual Life.



Kathleen D. Larkin

Kathleen is Communications Manager for the Sit Mutual Funds and is responsible for all communications and marketing media. Her work also includes shareholder events and media and community relations. She coordinates the Sit Mutual Funds intern program and various special projects as well. Kathleen previously worked in a variety of roles in communications and marketing in several industries, including banking, retail, public accounting, not-for-profit and medicine prior to joining Sit Mutual Funds in 1998.



Scott M. Lambrecht

Scott produces the Sit Mutual Funds website and serves as database analyst and Morningstar liaison. He collaborates on special projects within the organization, including advertising, and is an auxiliary client services representative. Scott joined Sit Mutual Funds as an intern in 1995 while a student at the University of Minnesota.



Mark S. Milner

Mark Milner provides assistance to shareholders and non-shareholders with investment and account management issues. He is Series 7 and Series 66 licensed and a graduate of Iowa State University where he majored in both Finance and Management Information Systems. Prior to joining Sit Mutual Funds, Mark worked as a Financial Advisor at Ameriprise Financial in Minneapolis.



Joe H. Lepinski

As an investor services representative, Joe assists investors with investment issues and shareholder account management. He is series 7 and 63 licensed and a graduate of the University of St. Thomas where he majored in Financial Management. Prior to joining Sit Mutual Funds, Joe worked as an investment advisor at Raymond James Financial Services in St. Paul.



Jim M. Groetsch

Jim is a financial services representative who, before joining Sit Mutual Funds, worked as an Advisor with Thrivent Financial in Edina. Jim assists Sit Mutual Funds shareholders with a variety of account and portfolio issues. He earned a Bachelor of Arts Degree in Economics from Fort Lewis College in Durango, Colorado and is Series 7 and 66 licensed.



Denise D. Johnson

As an administrative assistant, Denise provides communications and marketing support for Sit Mutual Funds. Her work includes coordinating mailings, seminar logistics, records, document control and event assistantance. Denise has worked in a number of industries, including investment, banking, human resources, manufacturing, insurance, and retail.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

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